UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock,
par value $.01 per share

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald S. Lauder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,716,051

	6.	Shared Voting Power 4,285,427

	7.	Sole Dispositive Power 1,073,072

	8.	Shared Dispositive Power 22,928,491

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,001,523** SEE ITEM 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 13.4% ** SEE ITEM 4

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The Estée Lauder Companies Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices 767 Fifth Avenue, New York, New York 10153.

Item 2.
(a) -(c)

This report is being filed by Ronald S. Lauder with a business address of 767 Fifth Avenue, New York, New York 10153  (the “Reporting Person”).  The Reporting Person is a citizen of the United States of America.

	(d) - (e)	This report covers the Issuer’s Class A Common Stock, par value $.01 per share (the “Class A Common Stock”). The CUSIP number of the Class A Common Stock is 518439 10 4.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
At December 31, 2004 the Reporting Person beneficially owned 24,001,523 shares of Class A Common Stock as follows:  (i) 18,643,019 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”) held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; (iii) 40,220 shares of Class B Common Stock held indirectly as a co-trustee of The Estée Lauder 2002 Trust; (iv) 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P.; (v) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (vi) 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; (vii) 230,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York; and (viii) 1,066,668 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person.  The Reporting Person disclaims beneficial ownership of: (i) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (ii) 117,257 shares of Class A Common Stock held indirectly as a director of The

Jewish Renaissance Foundation; (iii) 230,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York; and (iv) 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.  The shares owned by Lauder & Sons L.P., The Jewish Renaissance Foundation and The Neue Galerie New York are not covered by the Stockholders’ Agreement (as defined below).

At December 31, 2003, the Reporting Person had a short position of 3,394,486 shares of Class A Common Stock.  The 18,643,019 shares of Class B Common Stock held directly by the Reporting Person include shares pledged as collateral in amounts equal to the following loans: (i) 2,000,000 shares of Class A Common Stock borrowed from Richard D. Parsons, as trustee of the Trusts f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estée Lauder and Joseph H. Lauder, as Grantors (the “Accumulation Trusts”); and (ii) 1,394,986 shares of Class A Common Stock borrowed from Leonard A. Lauder.  All other shares of Class B Common Stock held directly by the Reporting Person are pledged to Morgan Guaranty Trust Company of New York (“Morgan”) as collateral for a credit facility.

(b)

Percent of class:

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 24,001,523 shares of Class A Common Stock, which would constitute 13.4% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,468,948 shares of Class A Common Stock and the 22,532,575 shares of Class B Common Stock for which the Reporting Person has voting power constitute 21.3% of the aggregate voting power of the Issuer.

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

The Reporting Person has sole voting power with respect to the 19,716,051 shares of Class A Common Stock as follows:  (i) 57,553 shares of Class A Common Stock and 18,643,019 shares of

Class B Common Stock held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; and (iii) 1,066,668 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person.

(ii)

Shared power to vote or to direct the vote

The Reporting Person shares voting power with respect to the 4,285,472 shares of Class A Common Stock as follows:  (i) the Reporting Person shares voting power with Leonard A. Lauder, as a co-trustee of The Estée Lauder 2002 Trust, with respect to the 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust; (ii) the Reporting Person shares voting power with respect to the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. with (a) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P., (b) Northern Trust Company, Fred H. Langhammer and Kenneth Duberstein, as co-trustees of The RSL Article VII 2002 Trust, which is a general partner of Lauder & Sons L.P. and (c) Northern Trust Company, Edward Elson and George Schiele, as co-trustees of The 1995 Estée Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (iii) the Reporting Person shares voting power with respect to the 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (iv) the Reporting Person shares voting power with respect to the 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (v) the Reporting Person shares voting power with respect to the 230,000 shares of Class A Common Stock held indirectly as a director of The Neue Galerie New York.

(iii)

Sole power to dispose or to direct the disposition of

The Reporting Person has sole dispositive power with respect to the 1,073,032 shares of Class A Common Stock as follows: (i) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; and (ii) 1,066,668 shares of Class A Common Stock subject to exercisable employee stock options.

(iv)

Shared power to dispose or to direct the disposition of

The Reporting Person shares dispositive power with respect to the 22,928,491 shares of Class A Common Stock as follows:  (i) the Reporting Person shares dispositive power with Richard D. Parsons, as trustee of the Accumulation Trusts, with respect to the 2,000,000 shares of Class B Common Stock pledged to the Accumulation Trusts; (ii) the Reporting Person shares dispositive power with Leonard A. Lauder with respect to the 1,394,986 shares of Class B Common Stock pledged to Leonard A. Lauder; (iii) the Reporting Person shares dispositive power with Morgan with respect to the 15,248,033 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility; (iv) the Reporting Person shares dispositive power with Leonard A. Lauder and Ira T. Wender, as co-trustees of The Estée Lauder 2002 Trust, with respect to 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust; (v) the Reporting Person shares dispositive power with respect to the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. with (a) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P., (b) Northern Trust Company, Fred Langhammer and Kenneth Duberstein, as co-trustees of The RSL Article VII 2002 Trust, which is a general partner of Lauder & Sons L.P. and (c) Northern Trust Company, Edward Elson and George Schiele, as co-trustees of The 1995 Estée Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (vi) the Reporting Person shares dispositive power with respect to the 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (vii) the Reporting Person shares dispositive power with respect to the 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (viii) the Reporting Person shares dispositive power with respect to the 230,000 shares of Class A Common Stock held indirectly as director of The Neue Galerie New York.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Richard D. Parsons, as trustee of the Accumulation Trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,000,000 shares of Class B Common Stock pledged to the Accumulation Trusts.  Leonard A. Lauder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,394,986 shares of Class B Common Stock pledged to Leonard A. Lauder.  Morgan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,248,033 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility.  Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust.  Leonard A. Lauder, as a co-trustee and beneficiary of The Estée Lauder 2002 Trust, and Ira T. Wender, as a co-trustee of The Estée Lauder 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust.  The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.:  (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estée Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Northern Trust Company, Fred Langhammer and Kenneth Duberstein, as co-trustees of The RSL Article VII 2002 Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Northern Trust Company, Edward Elson and George Schiele, as co-trustees of The 1995 Estée Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.  The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 36,457 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation.  The Jewish Renaissance Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 117,257 shares of Class A Common Stock owned by The Jewish Renaissance Foundation.  The Neue Galerie New York, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 230,000 shares of Class A Common Stock owned by The Neue Galerie New York.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ Ronald S. Lauder
Signature
Ronald S. Lauder
Name/Title

EXHIBIT INDEX

Exhibit A — List of Parties to the Stockholders’ Agreement

EXHIBIT A

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor and (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Rockefeller Trust Company (Delaware), as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation